Exhibit 99.2

Service Agreement

Centogene N.V.

Thomas Wiedermann

Dated	13 August 2024

This agreement is made on	13 August 2024

Parties

(1)	Centogene N.V., a public limited company incorporated under the laws of the Netherlands, with its registered seat in Amsterdam, the Netherlands, and having its office address at Am Strande 7, (18055) Rostock, Germany, and registered with the trade register of the Chamber of Commerce under number 72822872 (Company); and

(2)	Thomas wiedermann, born [***], living in [***] at [***] (Contractor),

together also referred to as the Parties and each individually as the Party

Background

A	The Company is the (direct) sole shareholder of Centogene GmbH (Centogene Germany and together with the Company, the Group).

B	The Group faces eminent finance challenges, as a result of which the Company desires to make use of certain management and advisory services to be provided by an independent contractor in the area of legal, financial, organisational and operational restructuring work.

C	After various meetings and interviews, the Company and the Contractor established that the Contractor possesses the specific knowledge, experience and the skills that the Company requires and the Company now wishes to engage the Contractor as the Chief Restructuring Officer (CRO) of the Company.

D	Further and among others, Centogene Germany and the Contractor have agreed on terms and conditions for a CRO agreement in respect of the appointment of the Contractor as CRO at Centogene Germany (German CRO Agreement), which is attached to this agreement as Annex A.

E	The management board of the Company (Management Board), with the prior approval of the supervisory board of the Company (Supervisory Board), has resolved on the date hereof to: (i) appoint the Contractor as CRO of the Company, (ii) approve the terms of this agreement and (iii) grant the Contractor a power of attorney and grant him the authority to act for and on behalf of the Company, and (iv) to grant the Contractor certain rights with respect to the instruction right of the Company to the management board of Centogene Germany.

F	The Contractor is willing and prepared to perform the services to the Company using his own or third-party resources subject to the terms hereof.

G	Parties exclusively want to conclude this agreement as a contract for services (overeenkomst van opdracht) within the meaning of section 7:400 of the Dutch Civil Code (DCC).

H	It is explicitly not the intention of the Parties to conclude an employment agreement (arbeidsovereenkomst) within the meaning of section 7:610 et seq. DCC. The foregoing intention is so crucial to the understanding of the Parties agreement that the Parties would not have concluded this agreement without that intention. In this respect, the Contractor has declared that he realises that the protective provisions of Dutch employment law will not apply to him.

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I	It is explicitly the intention of the Parties that the Contractor will operate as a de facto management board member (feitelijk beleidsbepaler) of the Company for the purpose of the scope of this agreement and the Contractor shall be bound and agrees and acknowledges to be bound by the same standards and principals as a managing director of the Company and as set forth in Article 2:9 and 2:129(5) of the Dutch Civil Code.

J	The Parties have decided that, where applicable, the notional employment relationship (fictieve dienstbetrekking) of home workers or persons treated as such as referred to in sections 2b and 2c of the Wages and Salaries Tax Decree 1965 (Uitvoeringsbesluit Loonbelasting 1965) and sections 1 and 5 of the Identification of Working Relationships as Employment Decree (Decree of 24 December 1986, Bulletin of Acts and Decrees, 1986, 655) will not apply and therefore enter into and sign this agreement before payment takes place.

K	This agreement is based on the model contract drawn up by the Dutch Tax and Customs Administration on 1 June 2021 under number 90821.25537.1.0 (Model Agreement). The provisions marked in the Model Agreement have – as far as relevant for this agreement – been incorporated in the agreement and to the extent the provisions in this agreement deviate from the provisions marked in the Model Agreement, Parties are of the opinion that these deviations do not detract from the Model Agreement.

L	The Parties wish to lay down the terms and conditions of their collaboration in this agreement.

Agreed terms

1	The Services

1.1	For the duration of this agreement the Contractor is hereby engaged as CRO of the Company and shall be appointed (or has already been appointed, as the case may be) as managing director (within the meaning of Section 35 (1) of the German Limited Liability Companies Act) of Centogene Germany. In these capacities, the Contractor will provide management and advisory services and be entrusted with the tasks, duties and powers in relation to the Group and, if applicable any other affiliates of the Company to implement a restructuring to make the Company economically viable (the Services), as further specified in Appendix A. In the event that the Contractor is of the reasonable opinion that he requires an expansion of his tasks, duties and powers (as laid down in this agreement and/or the proxy) in order to successfully complete the assignment, the Contractor shall notify the Supervisory Board thereof and shall consult with the Supervisory Board. For changes and /or amendments to this agreement please be referred to clause 8.7 of this agreement.

1.2	The Contractor and the Supervisory Board will agree to meet on a weekly basis (or more frequently as agreed to by the Contractor and the Supervisory Board) to report on the Services and discuss status and ongoing operational matters.

1.3	The Services will in principle be performed by the Contractor. If the Contractor is for any reason unable to perform the Services, the Contractor shall not be obliged to provide a replacement for the duration of such inability. For such eventuality, the Company reserves the right to terminate this agreement prematurely in accordance with the clause 2.2 of this agreement.

1.4	The Contractor hereby accepts the assignment and therefore accepts full responsibility for performing the Services in the correct manner. The Contractor will organise his own work. Nevertheless, to the extent necessary for the performance of the Services, the Services will be coordinated with the Company in case of cooperation with other parties, to ensure that this proceeds as smoothly as possible. If necessary for the performance of the Services, the Contractor will be guided by the Company’s working hours.

1.5	The Company will provide the Contractor with all information and means for a proper, efficient an timely performance of the Services.

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1.6	Subject to clauses 1.7 and 1.8 of this agreement, the Contractor will be entirely independent in performing the Services. He will perform the Services at his own discretion and without the supervision or control of the Company. However, (i) the Contractor reports during the assignment to the Supervisory Board who shall be tasked with the supervision of the performance by the Contractor of the tasks and duties assigned to him under this agreement and (ii) the Company may – by virtue of the Supervisory Board – give general directions regarding the result of the assignment or the intended purpose of the assignment if such does not affect the manner in which the assignment is performed. Subject to clauses 1.7 and 1.8, the Contractor undertakes to take due note of and will fully consider said directions during the assignment, not to undertake any activities that are contrary to applicable law, regulations and the organizational documents of the Company and/or Centogene Germany (including the relevant rules of procedures for the Management Board, any other internal rules, codes and policies of the Company applicable to Management Board members and the articles of association of the Company and/or Centogene Germany as these documents may read from time to time) (Organizational Documents), and to be bound by, and comply with, the Organizational Documents. The Contractor has received copies of the Organizational Documents and is familiar with the contents thereof. In accordance with Section 7:403(2) of the DCC, the Contractor shall frequently report to the Supervisory Board and upon reasonable request of the Supervisory Board. The Company will grant the Contractor a power of attorney which will be sufficient for performing and executing the Services. In exercising his authorities, the Contractor shall at all times conduct himself as befits a good proxyholder, good Contractor and he shall act in the interest of the Company.

1.7	Subject to clause 1.8, the Contractor will at all times act in accordance with applicable law and the Organizational Documents.

1.8	If the performance by the Contractor of any of its tasks, duties, rights or powers included in the German CRO Agreement or this agreement would have required the consent or approval of the Supervisory Board pursuant to the Organizational Documents, any other restrictions applicable to the managing directors or applicable law if taken by the Company’s or Centogene Germany’s management board, the performance of such task, duty, right or power shall be subject to consultation and discussion with the Supervisory Board and reasonable directions (aanwijzingen) by the Supervisory Board.

1.9	The Supervisory Board, who shall act reasonably and in the best interest of the Company, has the power to suspend the Contractor, which results in the Contractor not being authorized to perform the tasks, duties and powers under this agreement, the German CRO Agreement and the power of attorney granted to the Contractor by the Management Board in connection therewith (Power of Attorney) until the suspension is terminated. Upon such suspension, the Company may revoke the Power of Attorney for the duration of such suspension. If the suspension is revoked or terminated and this agreement is not terminated, the Power of Attorney will forthwith be re-granted to the Contractor.

1.10	The Contractor hereby acknowledges (i) that he, in the performance of his tasks under this agreement, will operate as a de facto management board member (feitelijk beleidsbepaler) of the Company, (ii) that he will be bound by the same standards and principles as set forth in Article 2:9 of the Dutch Civil Code ("DCC") and Article 2:129(5) DCC, which is an irrevocable third party stipulation towards the management board members (statutaire bestuurders) of the Company, (iii) that he may be suspended by the Supervisory Board, who shall act reasonably and in the best interest of the Company, and (iv) that he will not make use of his powers under the German CRO Agreement, this agreement and the Power of Attorney during a suspension.

2	Term and termination

2.1	This agreement is effective from the date hereof and has been entered into for a term of 12 months and terminates by operation of law on May 31, 2025 without prior notification being required. Any renewal of the agreement shall be in written form and be agreed no later than four (4) weeks before the end of the agreed period. The assignment shall however never last longer than 18 months in total and terminates by operation of law.

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2.2	Each of the Company and the Contractor is entitled to terminate this agreement before the expiry of its term by giving written notice of termination to the other Party, with due observance of a notice period of 3 business days. Notice of termination must be given by hand-delivery, prepaid registered mail, and/or via email.

2.3	In addition to early termination in accordance with clause 2.2 of this agreement, either Party is entitled to terminate this agreement and the Power of Attorney with immediate effect and without judicial intervention and without further notice of default, if:

(a)	the other Party is declared bankrupt;

(b)	a request for (provisional) suspension of payment for the other Party has been submitted to the competent authority;

(c)	the other Party is dissolved;

(d)	the other Party is in (actual or persistent) breach of its obligations under this agreement;

whilst the Company will have the right of immediate termination as set out above, if:

(e)	the Contractor has stepped down as managing director and CRO of Centogene Germany;

(f)	the German CRO Agreement has been terminated;

(g)	the Contractor acts contrary to the provisions of the agreement in such a way that the Company cannot reasonably be expected to allow this agreement to continue and such default is not rectified within 10 business days after the mailing date of a written notice of default in that regard, with this being without prejudice to the right of the Company to demand compliance with the agreement;

(h)	the Contractor has been unable for a continuous period of at least 4 weeks to perform the Services, regardless of the cause.

2.4	Neither Party will owe the other Party any compensation in case of termination, dissolution or ending (in any other sense) of this agreement.

3	Fee, Invoicing and Payment

3.1	Under the German CRO Agreement, a remuneration has been agreed for inter alia the Services per day (Fee) as well as compensation for travel and accommodation costs, which will be invoiced and payable as agreed in the German CRO Agreement. The Fee is considered satisfactory for rendering the Services under this agreement and the services under the German CRO Agreement. The German CRO Agreement provides for arrangements on invoicing and payment terms. The Company and Centogene Germany will by separate arrangement agree on an appropriate allocation of the burden of the Fee between themselves.

3.2	The Contractor will perform the Services for – on average – 40 hours per week. To the extent necessary for operational reasons, the Contractor may be expected to work overtime and/or night work and work during weekends to the extent permitted by law.

3.3	Any expenses incurred by the Contractor in performing the Services under this agreement shall be for the account of the Contractor, except as otherwise agreed by the Parties in writing for any extraordinary expenses.

3.4	The Company expressly agrees that the Contractor also performs services for the benefit of other companies.

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4	Independent Contractor Status and Indemnity

4.1	The Contractor confirms that he is an independent contractor also working for other principals.

4.2	The Contractor assumes responsibility for filing accurate returns for any and all such taxes and social security contributions/premiums and any other contributions as may be payable by it and for ensuring prompt payment thereof. The Contractor shall fully indemnify the Company against any claims of any tax authorities or other parties in respect of any tax (including social security contributions) incurred by the Company in relation to any payment made under this agreement to the Contractor (including without limitation, any wage tax, income tax, social insurance premiums (premies volksverzekering), penalties and interest, as well as any legal costs, incurred by the Company), to the extent permitted by law. The Contractor will render every assistance to the Company in proving to the Dutch Tax Authority that there is no obligation for the Company to withhold and remit wage tax and social insurance contributions/premiums in connection with this agreement.

4.3	If despite the express intention of the Parties not to enter into an employment agreement, the Dutch Tax Authority nevertheless rules that payroll levies will be due in respect of the Fee, Parties agree that the Fee will be adjusted in such way that the total costs, including any employer’s contributions, for the Company remain the same compared to the costs, if no employment relationship were present. The Group will pay the adjusted Fee, excluding VAT, to the Contractor after withholding the statutory amounts due.

4.4	Upon first request of the Company, the Contractor shall present to the Company the necessary information to confirm that he meets his legal obligations with respect to the (tax) returns and payments.

4.5	The withholding of wage tax and/or social insurance premiums does not mean that it is the intention of the Parties to have this agreement qualify as an employment agreement either now or in the future.

4.6	In the event that any amendments to this agreement are required in light of any future fiscal or other legislation regarding the (fiscal) treatment of contracts for services within the meaning of section 7:400 DCC, the Parties shall negotiate timely and in good faith about the amendments needed to comply with such new legislation.

5	Indemnification

The Contractor shall enter into a separate indemnification agreement with the Company promptly following the entering into of this agreement.

6	Confidentiality / return of property

6.1	Both during the term of the agreement and after the agreement has been terminated for any reason whatsoever, the Contractor shall not make any statements in any way whatsoever to anyone whomsoever (including other personnel of the Group, unless these should be informed of anything in connection with the work they perform for the Group), regarding matters, activities and interests of a confidential nature related to the business of the Company and/or the Company’s affiliates, of which the Contractor became aware within the scope of the Services performed for the Company and of which the Contractor is or should be aware that it is or should be considered confidential.

6.2	The restriction contained in the previous clause shall not apply if (i) the Contractor is required to disclose and/or transfer any knowledge or information to the authorities on the basis of any applicable law or court ruling, (ii) the information has become public through no fault of any of the Parties, (iii) the Company has given its prior written permission for the disclosure, or (iv) if such disclosure is reasonable required to perform or execute the Services.

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6.3	All goods, including written documents and copies thereof, which the Contractor obtains or has obtained for the Company, are and remain the property of the Company. The Contractor is required to return these goods to the Company on the date on which this agreement ends or on the first request of the Company, whichever is first.

7	Intellectual Property

7.1	All intellectual property rights and/or comparable rights, including – but not limited to – patents, model, brand, database and copyrights to products, works and/or services developed by the Contractor within the context of this agreement will be vested in the Company.

7.2	The Contractor hereby transfer to the Company, which transfer is accepted by the Company, all intellectual property rights and/or comparable rights to the products, works and/or services developed (in full or part) by the Contractor within the context of this Agreement. In the event that such transfer is (fully or partially) not legally valid, the Contractor declare now for then – without imposing any conditions – to carry out all legal and administrative acts necessary for perfecting the transfer of the aforementioned rights to the Company within 15 days of the Company’s first request thereto. If Contractor have not carried out such legal and administrative acts for perfecting such transfer, the Contractor hereby unconditionally provide a power of attorney to the Company to conduct these acts on their behalf.

7.3	The Contractor waives any moral rights as referred to in section 25 of the Copyright Act (Auteurswet).

7.4	The Contractor will include provisions in the agreements concluded with engaged parties to ensure that the Contractor can comply with the provisions of this clause.

7.5	The Contractor hereby indemnifies the Company against all third-party claims based on the (alleged) breach of intellectual property rights and/or comparable rights regarding to the products, works and/or services provided by the Contractor under this agreement.

7.6	The rights and obligations stated in this agreement will as regards the products, works and/or services provided by the Contractor under this agreement remain in force after the end of this agreement.

8	Other Provisions

8.1	Section(s) 7:400 et seq. DCC apply to this agreement, insofar as this agreement does not state otherwise.

8.2	This agreement and any and all ensuing and related disputes are governed by Dutch law. In case of any dispute arising from or related to this agreement, the court of Amsterdam, the Netherlands, shall have jurisdiction to hear the dispute.

8.3	Should any provision of this agreement be or become wholly or partially invalid, this will not affect the validity of the remaining provisions. The Parties will then negotiate about a valid and reasonable substitute provision that approaches the economic purpose of the original (invalid) provision as closely as possible.

8.4	In performing this agreement, the Parties will at all times take into account the justified (business) interests of the other Party and refrain from any conduct that can cause material or immaterial damage to the other Party.

8.5	As the Company and the Contractor only want to enter into a contract for services within the meaning of section 7:400 DCC, they undertake their concerted practices for the performance of the Services to be in line with the content and scope of this agreement in order to keep the contractual obligations within the legal framework of a contract for services.

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8.6	Each Party will at its own costs and expense execute and do (or procure to be executed and done) all such deeds, documents, acts and things as the other Party may from time to time require in order to give full effect to this agreement.

8.7	Amendments and/or supplements to this agreement will only take effect if and insofar as the Parties have agreed thereon in writing.

8.8	This agreement constitutes the entire agreement between the Parties and replaces any and all agreements and arrangements made previously between the Company and the Contractor. For avoidance of doubt, the German CRO Agreement remains in existence as is on the date of this agreement.

[Signature page to follow]

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Signature page

Agreed and signed in (18055) Rostock, Germany, on 13 August 2024.

THE COMPANY			THE CONTRACTOR

/s/Kim Stratton			/s/Thomas Wiedermann
Name	:	Kim Stratton	T. Wiedermann
Title	:	Chief Executive Officer

/s/Jose Miguel Coego Rios
Name	:	Jose Miguel Coego Rios
Title	:	Chief Financial Officer

/s/Peter Bauer
Name	:	Peter Bauer
Title	:	Chief Medical & Genomic Officer

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Appendix A – The Services

The Contractor will perform tasks and activities in respect of (but not limited to):

(i)	implementation of cost-saving measures;

(ii)	concept to reduce the outflow of liquidity;

(iii)	implementation and support of the measures envisaged by the management consultant Oliver Wyman and approved by Centogene Germany management, the Supervisory Board;

(iv)	detailed review of the current restructuring/milestone plan for each measure, and generally, continuous involvement, internal communication and consultation on any restructuring and M&A activities including, but not limited to:

(a)	internal and external restructuring projects;

(b)	restructuring-related transactions (in particular, such transactions with respect to debt or equity);

(c)	contemplated strategic corporate transactions;

(d)	stakeholder communications with respect to any strategic corporate or restructuring related transactions;

(e)	transactions with respect to refinancing projects;

(f)	internal projects and/or initiatives focused on the restructuring of the Company and/or Centogene Germany;

(v)	discussion of progress and critical path with Company and/or Centogene Germany and for deviations;

(vi)	discuss root causes with Company and/or Centogene Germany management and develop (in collaboration with consultants) a plan to get back on track;

(vii)	identification of risks for the bottom and topline plan;

(viii)	weekly review of liquidity development (on the basis of an analysis prepared by consultants or Company and/or Centogene Germany) analysis and derivation of implications/need for further countermeasures;

(ix)	continuous improvement of planning quality / planning process;

(x)	stakeholder management and communication;

(xi)	activation of the organization of the Company and/or Centogene Germany management;

(xii)	identification / development of hypotheses for further measures (bottom line, top line) using the analyses and reports;

(xiii)	using the analyses carried out by consultants or the Company and/or Centogene Germany team and communicating the measures to the organization / enabling decision-making;

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(xiv)	implementation of measures and escalation if necessary in the event of delays/resistance;

(xv)	discussion of regular reports for the Supervisory Board as indicated by the Company or Centogene Germany management;

(xvi)	discussion / communication with Oxford Finance LLC regarding the aforementioned tasks (provided that the Contractor shall promptly provide a summary of any such discussion / communication to the Supervisory Board);

(xvii)	consult with the Supervisory Board on a weekly basis (or more frequently as agreed to by the Contractor and the Supervisory Board) regarding initiatives and progress to date;

(xviii)	discussion topics/coordination:

(a)	sharing of activities vs. consultant - conducting analyses of consultant vs. CRO with focus on decision making and stakeholder management;

(b)	CRO governance.

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